Date: March 25, 2014

Mr. Ernest Greene
Securities and Exchange Commission
Division of Corporate Finance
Tel: 202-551-3733
Fax: 202-772-9210

Re:	Gold Hill Resources, Inc. Comments on Form 8-K, Item 4.01 Filed March 14, 2014 File No. 000-53627

Please find enclosed our responses to your comments dated March 19, 2014 concerning our Form 8-K.  Please feel free to contact Wayne Good at 541-951-5446 (phone) or wayne@goldhillresources.com if you have any questions or require further information.

We have updated our 8-K and related exhibit 16.1 in accordance with comments #1 - 4.

We acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Wayne Good
Wayne Good, CEO